

TSX, NYSE-MKT
Symbol: TMQ

News Release

Trilogy Metals Files Final Base Shelf Prospectus in Canada and Registration Statement in the United States

November 21, 2017 - Vancouver, British Columbia – Trilogy Metals Inc. (**TSX, NYSE American: TMQ**) ("Trilogy Metals" or "the Company") has filed a final short form base shelf prospectus with the securities commissions in each of the provinces of Canada, other than Quebec, and a corresponding registration statement on Form S-3 with the United States Securities and Exchange Commission ("SEC") allowing for the future issuance, from time to time, of up to US$50,000,000 in common shares, warrants to purchase common shares or share purchase contracts of the Company, or a combination of those securities. Any amounts, prices and terms will be determined based on market conditions at the time of an offering and will be set out in an accompanying prospectus supplement. The Canadian final base shelf prospectus will be valid for a 25-month period. The registration statement has been declared effective by the SEC and will be valid for three years.

The intention of the base shelf prospectus and shelf registration statement is to allow the Company to more quickly access capital when market opportunities permit.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration and qualification under the securities law of such jurisdiction.

Any offering of the securities covered by the base shelf prospectus and shelf registration statement will be made solely by means of a prospectus and an accompanying prospectus supplement relating to that offering. Copies of the base shelf prospectus and shelf registration statement are available, and copies of any prospectus supplement relating to a particular offering will be available, under the Company's profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov, respectively. Copies may also be obtained, when available, by contacting the Corporate Secretary of the Company at Suite 1150, 609 Granville Street, Vancouver, British Columbia V7Y 1G5, Telephone +1 604 638 8088.

About Trilogy Metals

Trilogy Metals Inc. is a metals exploration company focused on exploring and developing the Ambler mining district located in northwestern Alaska. It is one of the richest and most-prospective known copper-dominant districts located in one of the safest geopolitical jurisdictions in the world. It hosts world-class polymetallic VMS deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits which have been found to host high grade copper mineralization. Exploration efforts have been focused on two deposits in the Ambler mining district - the Arctic VMS deposit and the Bornite carbonate replacement deposit. Both deposits are located within the Company's land package that spans approximately 143,000 hectares. The Company has an agreement with NANA Regional Corporation, Inc., a Regional Alaska Native Corporation that provides a framework for the exploration and potential development of the Ambler mining district in cooperation



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with local communities. Our vision is to develop the Ambler mining district into a premier North American copper producer.

Company Contacts

Rick Van Nieuwenhuyse
President & Chief Executive Officer

Elaine Sanders
Vice President & Chief Financial Officer

info@trilogymetals.com
604-638-8088 or 1-855-638-8088
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